July 28, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549

Attn:	Al Pavot
Li Xiao
Juan Grana
Jane Park

Re:	Shoulder Innovations, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended (File No. 333-288549)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 24, 2025 and the date hereof, approximately 2,840 copies of the Preliminary Prospectus, dated July 24, 2025, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 30, 2025 or as soon thereafter as practicable.
[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
PIPER SANDLER & CO.
As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name:	Chris Rigoli
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director
[Signature Page to Acceleration Request Letter]